Exhibit 10

Blackstone Holdings III, L.P.

Additional Lock-Up Agreement

May 29, 2013

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

J.P. Morgan Securities LLC

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Additional Blackstone Mortgage Trust, Inc. Lock-Up Agreement

Ladies and Gentlemen:

WHEREAS, this letter agreement (this “Agreement”) relates to the proposed public offering (the “Offering”) by Blackstone Mortgage Trust, Inc., a Maryland corporation (the “Company”), of its class A common stock, $0.01 par value per share;

WHEREAS, , Blackstone Holdings III, L.P. (“Blackstone Holdings”) is the holder of 500,000 shares of Class A common stock purchased from the Company in connection with a private offering of the Company’s Class A common stock in December 2012;

WHEREAS, Blackstone Holdings anticipates purchasing up to an additional $50 million of class A common stock in the Offering (these shares as well as the 500,000 shares purchased in December 2012 are collectively referred to as the “Common Stock”);

WHEREAS, in order to induce you and the other underwriters for which you act as representative (“Underwriters”) to underwrite the Offering, Blackstone Holdings has agreed in a separate lock-up agreement (the “Initial Lock-Up Agreement”) that, without the prior written consent of each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, it will not sell, transfer or otherwise dispose of any shares of the Company’s class A common stock during the period beginning on the date of the Initial Lock-Up Agreement until one hundred eighty (180) days from the date of the final prospectus for the Offering; and

WHEREAS, the Common Stock has been deemed by the Corporate Finance Department of the Financial Industry Regulatory Authority, Inc. (the “FINRA”) to be underwriting compensation received by the Underwriters in connection with the Offering and Blackstone Holdings and Blackstone Advisory Partners LP (“Blackstone”), a participating member in the Offering, desire to enter into this Agreement in order to comply with FINRA Conduct Rule 5110(g)(1), which Agreement is in addition to, and not a limitation of, the Initial Lock-Up Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged Blackstone Holdings and Blackstone hereby agree as follows:

1.	The Common Stock will not be sold during the Offering.

2.	During the period from the date hereof until one hundred eighty (180) days immediately following the date of effectiveness of the Offering or commencement of sales of the Offering (“Lock-Up Period”), Blackstone Holdings and Blackstone certify that Blackstone Holdings (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, transfer, assign, pledge, hypothecate, borrow or otherwise dispose of the Common Stock, and (b) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to the Common Stock (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any hedging, short sale, swap, derivative, put or call or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of the Common Stock or results in the effective economic disposition of the Common Stock by the undersigned, whether or not such transaction is to be settled by delivery of Common Stock, other securities, cash or other consideration.

3.	Notwithstanding the foregoing, this Agreement shall not prohibit the following during Lock-Up Period:

(a)	transfers of the Common Stock by operation of law;

(b)	transfers of the Common Stock by reason of reorganization of the Company; or

(c)	transfers of the Common Stock to any of the Underwriters and any officer or partner thereof provided that any such transferee executes and delivers to Citigroup Global Markets Inc. (“Citigroup”) an agreement satisfactory to Citigroup certifying that such transferee is bound by the terms of this Agreement for the reminder of Lock-Up Period;

4.	Blackstone Holdings and Blackstone hereby represent and warrant that each has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of each, enforceable in accordance with its terms. Upon request, Blackstone Holdings and Blackstone will execute any additional documents necessary in connection with enforcement hereof. Any obligations of Blackstone Holdings and Blackstone shall be binding upon their successors and assigns from the date first above written.

5.

This Agreement shall terminate and be of no further force and effect in the event that: (a) prior to the execution of the Underwriting Agreement by the Company, the Company notifies Citigroup in writing that the Company has determined not to proceed with the Offering; or (b) after the execution of the Underwriting Agreement by the Company, the Company has not consummated the Offering within 60 days after the termination of the Underwriting Agreement.

6.	In the event of any inconsistency between this Agreement and the Initial Lock-Up Agreement, the provisions of this Agreement shall control.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

Very truly yours,

BLACKSTONE HOLDINGS III L.P.

By:	/s/ Stephen Plavin

Print Name:	Stephen Plavin

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ Thomas Morrison
Name:	Thomas Morrison

Title:	Authorized Signatory